

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Michael Bonner
Senior Director Accounting & Finance, Chief Financial Officer
CUMBERLAND PHARMACEUTICALS INC
2525 West End Avenue, Suite 950
Nashville, TN 37203

> **Re: CUMBERLAND PHARMACEUTICALS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **File No. 001-33637**

Dear Mr. Bonner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences